Exhibit (a)(5)(F)

Team Expedia:

Today we announced that we are amending the tender offer for our shares to reduce the maximum number of shares we would purchase from 116.7 million shares to 25 million shares, which represents approximately 8% of our outstanding equity. The announcement is attached for your reference.

We pursued the Dutch auction tender offer for two reasons: (1) we believed (and still believe) that buying our stock is a great long term investment and use of capital, and (2) the cost and terms of financing necessary to secure our stock were attractive, especially on a historical basis. Unfortunately, the latter of those factors has changed drastically in the past few weeks: the much publicized subprime mortgage meltdown and huge supply of corporate LBO financing demand have caused the debt capital markets to tighten up dramatically. This has resulted in potential financing terms in relation to a tender offer for up to $3.5B of our stock to be simply unacceptable.

The good news is that the fundamentals of our business are very strong, with accelerating transaction growth (we expect 14% in Q2) and healthy second quarter results for revenue and OIBA that will exceed street analyst consensus estimates. Our belief in our company remains rock solid, and, as a result, we have decided to finance the offer with our existing bank revolver, continuing to offer to purchase shares at the same prices that we had initially offered, at a reduced amount that we believe is sensible and provides us with appropriate financial flexibility going forward.

I do wish that I was writing this email to you with the news that we had bought in a ton of stock in our tender offer – know, however that the most important element in regards to the future value of our stock and success of our company is our ability to execute on our business across our brands and on a global basis. No amount of financial structuring and engineering can replace great execution. We have made incredible strides as a company in the last year - let's keep it up, and keep pushing!

Thanks again for all the effort and your passion.

Dara.